SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 February 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 27 February 2012 re:  Directorate Change

27 February 2012

LLOYDS BANKING GROUP ANNOUNCES BOARD CHANGES

The Board of Lloyds Banking Group plc announces that Glen Moreno, its Deputy Chairman and Senior Independent Director, intends not to seek re-election at the Annual General Meeting on 17 May 2012 and will retire from the Board on that date.

Sir Winfried Bischoff, Chairman, said: "Glen has been an indefatigable champion of the shareholders of Lloyds Banking Group and a constructive and informed voice in our deliberations on the Board.  His contribution has been highly valued over the last two years and my colleagues and I will greatly miss his counsel."

Glen Moreno said: "I have been working on the fall-out from the banking crisis for more than three years now, first at UKFI and then at Lloyds Banking Group.  With a strong Board and a talented executive team in place, and the Group stabilised following the HBOS acquisition, it is time for me to move on.  Lloyds Banking Group has a robust and realistic long-term strategy to deliver what we all care deeply about: a safe and sound bank that serves its customers well and returns money to the UK taxpayer."

The Board has decided to appoint Anthony Watson, Chairman of the Remuneration Committee, as its Senior Independent Director and David Roberts, Chairman of the Risk Committee, as Deputy Chairman both with effect from 17 May 2012.

Sir Win said: "Tony comes with the background of former Chief Executive of one of the most prominent investment institutions in the country and a Board member of a number of major UK public companies and David with an extensive history of commercial and retail banking.  Their experience will be of great benefit to the Board as we strive to deliver sound performance for our shareholders, customers and employees."

BIOGRAPHICAL DETAILS

Glen Moreno
Joined the Board on 1 March 2010. Chairman of Pearson, the media group, since October 2005.  Director of Fidelity International, one of the world's largest fund management companies, and Chairman of its Audit Committee. Deputy Chairman of The Financial Reporting Council. From 1987 to 1991 was Chief Executive of Fidelity International. Until mid 2009, was a Non-Executive Director and Senior Independent Director of Man Group, the FTSE 100 financial services group, and acting Chairman of UKFI. Former Group Executive of Citigroup; from 1969 to 1987 he held a number of senior positions at the bank in Europe and Asia. Aged 68.

Anthony Watson
Joined the Board in April 2009. Previously Chief Executive of Hermes Pensions Management. Held a number of senior appointments in AMP Asset Management from 1991 to 1998. A Non-Executive Director of Hammerson, Vodafone and Witan Investment Trust, a member of the Norges Bank Investment Management Advisory Board and Chairman of Lincoln's Inn Investment Committee. A former Chairman of MEPC, the Asian Infrastructure Fund and of the Strategic Investment Board (Northern Ireland) and a former member of the Financial Reporting Council. Aged 66.

David Roberts
Joined the Board on 1 March 2010. Executive Director, member of the Group Executive Committee and Chief Executive, International Retail and Commercial Banking at Barclays until December 2006. Joined Barclays in 1983 and held various senior management positions, including Chief Executive, Personal Financial Services and Chief Executive, Business Banking. Was also a Non-Executive Director of BAA until June 2006 and a Non-Executive Director of Absa Group Limited, one of South Africa's largest financial services groups, until October 2006.  From 2007 to 2009 he was also the Chairman and Chief Executive of BAWAG P.S.K. AG, the second largest retail bank in Austria. Non-Executive Chairman of The Mind Gym. Aged 49

- END -

For further information:

Investor Relations
Kate O'Neill +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality;
instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  27 February 2012